Exhibit 99

July 15, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Receipt of approval from the Reserve Bank of India (“RBI”) for appointment of Mr. Rajiv Kumar as Part-time Chairman of the Bank

In furtherance to our intimation dated June 29, 2026, we wish to inform you that pursuant to an application made by the Bank to the Reserve Bank of India (“RBI”), the RBI vide its communication dated July 15, 2026, has approved the appointment of Mr. Rajiv Kumar (DIN: 08049696) as the Part Time Chairman of the Bank under Section 10B(1A)(i) of the Banking Regulation Act, 1949 for a period of 3 (three) years w.e.f. July 15, 2026.

The Bank places on record its sincere gratitude to Mr. Keki Mistry for his valuable guidance and contributions during his tenure as the Interim Part-time Chairman of the Bank. Mr. Mistry continues to be a Non-Executive Non-Independent Director of the Bank.

You are requested to kindly take the above on your record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight